DM

18005711

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 69495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Strategies Merchant Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Mopac Expressway, Building II, Suite 350
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn, LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400 (Address) Dallas (City) TX (State) 75225 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Strategies Merchant Banking, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARY THERESE KOERWER
Notary ID #131374216
My Commission Expires
December 7, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS STRATEGIES MERCHANT BANKING, LLC

with Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2017
Report Pursuant to Rule 17a-5(d)

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2017

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Focus Strategies Merchant Banking, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whitley Penn LLP

We have served as the Company's auditor since 2017.

Dallas, Texas
February 23, 2018

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	226,382
Accounts receivable		52,500
Prepaid expenses		50,241
Property and equipment, at cost, less accumulated depreciation of $26,148		-
TOTAL ASSETS	**$**	**329,123**
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	152,920
Total liabilities	$	152,920
Member's Equity		176,203
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**329,123**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Income
Year Ended December 31, 2017

Revenues	
Fee income	$ 2,664,529
General and Administrative Expenses	
Salaries, commissions and benefits	$ 1,664,451
Licenses and fees	4,370
Depreciation	105
Insurance	20,778
Professional fees	60,236
Expense sharing fees to related party	366,562
Miscellaneous	25,309
	$ 2,141,811
Net Income Before Tax	$ 522,718
State taxes	17,000
Net Income After Tax	**$ 505,718**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2017

Balance at December 31, 2016	$	47,485
Member distribution		(377,000)
Net income		505,718
Balance at December 31, 2017	$	176,203

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from Operating Activities		
Net income	$	505,718
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		105
Loss on disposal of property and equipment		205
Net changes in:		
Accounts receivable		41,600
Prepaid expense		(49,561)
Accounts payable and accrued expenses		9,129
Net cash provided by operating activities		507,196
Cash flows used in Financing Activities		
Member distribution		(377,000)
Net cash used in financing activities		(377,000)
Increase in Cash and Cash Equivalents		130,196
Cash and Cash Equivalents, Beginning of Year		96,186
Cash and Cash Equivalents, End of Year	$	226,382
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for income taxes	$	-

See accompanying notes to financial statements.

Note 1: Summary of Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC (the "Company") is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of Texas for the purpose of providing investment banking services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) (the Customer Protection Rule) of the Securities Exchange Act of 1934, and accordingly is exempt from the remaining provisions under the Rule. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

The Company assists clients in the buying and selling of companies, raising capital (both equity and debt) and offers financial advisory services.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP"). Financial statements are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from three activities, which include advisory/consulting services, retainers and success fees related to financial transactions. Advisory fees are typically billed hourly and are recognized and recorded in the month when services are performed. Retainers are non-refundable and are recognized and recorded in the month when services are provided. Success fees are recognized and recorded at the closing of a transaction.

Banker Commissions

Banker commissions are recorded as an expense when clients are invoiced. Commissions are earned and paid when the invoice is collected. The Company has a Banker Compensation Policy that describes this practice, which has been executed and acknowledged by each Banker.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less. At December 31, 2017, the Company had no such investments. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Prepaid Expenses

Prepaid Expenses consist of FINRA 2018 administrative expenses paid at December 31, 2017, employee 401(K) suspense funds, subscriptions and insurance.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on various accelerated bases over five to seven years. As of December 31, 2017, fixed assets have been fully depreciated.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify financial as instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, prepaid expenses, accounts payable and accrued expenses approximates the carrying amount due to the relatively short maturity of these instruments. The instruments are not held for trading purposes

Income Tax

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owner on its income tax return. Accordingly, the Company is not required to take any tax positions in

order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The Company accounts for uncertainty in income taxes in accordance with the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes,* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it more-likely-than-not that merits of the position. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations since inception.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in generally accepted accounting principles when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-20, ASU 2016-12, ASU 2016-10 and ASU 2016-08. The Company has reviewed this update and believes its current revenue recognition practices as described in Note 1 comply with this pronouncement.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, leases are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or

operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Because facilities are provided through an expense sharing agreement with Focus Strategies, LLC, this will have no impact on the Company's financial statements.

In August 2016, the FASB issued Standards update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 5, 2019. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Partnership's results of operations or financial condition.

In November 2016, the FASB issued Accounting Standards Update (ASU") 2016-15-Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issue Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of the greater of 6.667% of aggregate indebtedness or $5,000. (The net capital rule also provides that equity capital may not be withdrawn, or cash dividends paid, if resulting net capital would be less than $5,000.) At December 31, 2017 the Company had net capital, as defined, of $73,462, which exceeds the requirement of $10,195.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies LLC, which provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. For 2017, the Company paid 35.02%, of these expenses as reimbursement to Focus Strategies LLC. This allocation is reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. The expenses charged to the Company by Focus Strategies LLC for 2017 were $399,930. A portion of these expenses, $33,368, relates to annual subscriptions for 2018, and this portion was recorded as a prepaid expense.

In 2017 the Company made a distribution to its member of $377,000.

Note 4: Significant Customers

In 2017, four customers each comprised more than 10% of Company revenues as listed below:

- Customer A: 38.61%
- Customer B: 19.14%
- Customer C: 16.08%
- Customer D: 12.61%

As of December 31, 2017, three customers each comprised more than 10% of Company accounts receivable as listed below:

- Customer A: 42.86%
- Customer B: 28.57%
- Customer C: 28.57%

Note 5: Credit Risk

At December 31, 2017, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The company has not experienced any losses related to amounts in excess of FDIC limits.

Note 6: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provision of (SEC) Rule 15c3-3(k)(2)(i).

Note 7: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 23, 2018, which is the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2017

FOCUS STRATEGIES MERCHANT BANKING, LLC
Computation of Net Capital
(As Defined Within Securities and Exchange Act of 1934 Rule 15c3-1)
As of December 31, 2017

Total Member's Equity from Statement of Financial Condition	$ 176,203
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	(102,741)
Total Net Capital	$ 73,462
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 152,920
Total aggregate indebtedness	$ 152,920
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.667% of total aggregate indebtedness)	$ 10,195
Minimum dollar net capital requirement of broker	$ 5,000
Net capital requirement (greater of two above)	$ 10,195
Net capital excess	$ 63,267
Ratio of aggregate indebtedness to net capital	2.08 to 1

Statement pursuant to SEC Rule 17a-d(d)(4)

No material differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2017 as filed on January 25, 2018 and amended on February 22, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Focus Strategies Merchant Banking, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Focus Strategies Merchant Banking, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
February 23, 2018

Focus Strategies Merchant Banking, LLC Exemption Report

Focus Strategies Merchant Banking, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers.") This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

- ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Focus Strategies Merchant Banking, LLC

I, F. Gary Valdez, swear that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: F. Gary Valdez

Title: President

February 23, 2018

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON ANNUAL GENERAL ASSESSMENT RECONCILIATION FORM (FORM SIPC-7)

To the Management and Member of
Focus Strategies Merchant Banking, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form (Form SIPC-7) to the SIPC for the year ended December 31, 2017, which were agreed to by Focus Strategies Merchant Banking, LLC (the "Company") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the assessment payments made in accordance with General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on the Form SIPC-7 with respective cash disbursement records entries, statements, and payment support, noting no differences;

2) Compared the amounts reported on the audited financial statements as of and for the year ended December 31, 2017, with the amounts reported in the Form SIPC-7, noting no differences;

3) Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers by comparing to statements and payment support, noting no differences;

4) Verified the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers by recalculating supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Whitley Penn LLP

Dallas, Texas
February 23, 2018